

Mail Stop 3720

December 21, 2007

Via U.S. Mail and Fax (305-446-1382)
Mr. Luis Alvarez
Chief Executive Officer
Tradequest International, Inc.
806 Douglas Road, Suite 580
Coral Gables, FL 33134

       RE: **Tradequest International, Inc.**
               Form 10-KSB for Fiscal Year Ended December 31, 2006
               Filed April 2, 2007

               Forms 10-QSB for the Quarterly Periods Ended March 31, 2007,
               June 30, 2007 and September 30, 2007
               File No. 0-03296

Dear Mr. Alvarez:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Luis Alvarez
Tradequest International, Inc.
December 21, 2007
Page 2

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

General

1.   We note your disclosure on page 23 of Form 10-QSB for June 30, 2007 that until the second quarter of 2007, your revenues were related to charges to potential partners who were testing your services. We also note on page 20 that IPI was a development stage company at the date of acquisition. Tell us your consideration of regarding whether your financial reporting should follow the guidance in FAS 7 for a development stage enterprise.

2.   We note that on page 20 that IPI was organized in April 2004. Tell us your rationale under the accounting literature for not presenting the first three months of 2005.

Consolidated Statements of Stockholders' Deficit, page F-4

3.   Tell us why you present a balance as of March 31, 2005 instead of December 31, 2005.

4.   Since you adopted FAS 123(R), eliminate your deferred compensation balance.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Going Concern, page F-6

5.   Disclose your plans if you are not able to fund your operations by issuing additional equity securities and debt. We note your disclosures on page 26.

Revenue Recognition, page F-9

6.   Disclose, citing the accounting literature upon which you have relied, how you determine the revenue adjustments for product prices and services based on volume of services and marketing promotion programs.

7.   We note that distributors enter into service agreements with you and they are expected to purchase the required equipment from you to access your network. Please tell us your consideration of EITF 00-21.

8.   We note that you recognize revenues from Internet communications services as such services are used by the end-user. Tell us if the end-user is the reseller. If not, identify the end-user and the terms of the service agreement between you and the end-user.

9.   Tell us and disclose your revenue recognition policy for one-time activation fees.

10.   Please refer to page 4. Tell us and disclose your revenue recognition policy for prepaid cellular LD and LD with ANI recognition and prepaid cellular LD with SMS callback.

11.   Please refer to page 21 and tell us why the charges to potential distributors who are testing your services are considered revenue.

Note 4 – Derivative Liabilities, page F-13

12.   We note that you amended the convertible promissory note on June 28, 2006 to eliminate the option to convert the note into your common shares. Tell us the consideration that was given to the noteholders for the new terms. Tell us in detail about your rationale under the accounting literature for reclassifying the warrants outstanding at June 28, 2006 from liabilities to equity.

13.   Tell us your consideration of recording beneficial conversion features under EITF Issue Nos. 98-5 and 00-27 here and for the obligations disclosed in Note 5.

14.   Tell us how you arrived at the table at the bottom of page F-13 that show over a $4 million increase in the value of freestanding warrants from date of issuance to June 28, 2006. Tell us why the exercise price went down in the assumptions for freestanding warrants on page F-14. Tell us why the volatility and risk free interest rate remained the same. We note the substantial increase in the number of warrants. In valuing the warrants, tell us if you aggregated the issues or valued each issuance. Please provide the same discussion, as applicable, for the embedded conversion features on the same page. Please reconcile any differences in assumptions.

15.   Tell us how you arrived at the table at the bottom of page F-15 that show over a $1 million decrease in the value of freestanding warrants and a decrease of over $0.4 million in the embedded conversion feature from date of issuance to December 31, 2006. Please reconcile any differences in assumptions regarding the freestanding warrants and the embedded conversion features on page F-16

16.   Please show us how you arrived at the amounts of the impact of derivatives on your income as disclosed in the last paragraph of page F-16.

Note 5 – Convertible Promissory Notes and Notes Payable, page F-17

17.   Please tell us and disclose how you reported the increased principal repayments on certain notes.

18.   Tell us how you determined the value of shares and warrants that were used for increased principal repayments, prepayment premiums, payment of convertible promissory notes, and loan extensions.

19.   Tell us your financial reporting for the new terms of various agreements that have been amended.

20.   Tell us about the adjustments that the $1 million convertible promissory note disclosed on page F-18 is subject to. Discuss in detail, citing the accounting literature upon which you have relied, your accounting for these notes and their ancillary properties.

21.   Tell us about the actions that you have taken against the transfer agent for the 910,000 shares of common stock that were erroneously issued to certain former debt holders. Tell us the names of the debt holders and their current relationship with Tradequest, if any.

Common Stock, page F-21

22.   We note that the fair value of shares issued for services was based on a recent private placement offering that was adjusted for the dilution of the debt financing offering occurring subsequent to such offering. Tell us whether the private placement was with a third-party and why it is appropriate to adjust the fair value for the dilution of the debt financing offering.

23.   Tell us your basis for using liquidation preference of $1,000 as the fair value of the 1,000,000 shares of Series A Preferred Stock that you gave to your CEO for past services. We note that each share has 250 votes and that your CEO now has voting control over the Company.

Forms 10-QSB for March 31, 2007, June 30, 2007 and September 30, 2007

General

24.   Please revise, as applicable, for comments issued regarding the review of Form 10-KSB for the fiscal year ended December 31, 2006.

<u>Unaudited Consolidated Financial Statements</u>

<u>Consolidated Balance Sheet, page 3</u>

25.   Please refer to Note 5 on page 17. Tell us where the convertible promissory note in default is presented in current liabilities.

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Earnings per Share, page 8</u>

26.   Tell us your rationale under the accounting literature for recording basic earnings per share of (0.02) and diluted earnings per share of (0.03) for the nine-months ended September 30, 2007 here and basic earnings per share of (0.03) and diluted earnings per share of (0.01) for the nine-months ended June 30, 2006 presented on page 4.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Total Operating Expenses, page 24</u>

27.   We note that you that all persons performing services for you as independent contractors. Tell us your consideration of the IRS guidance regarding whether these persons are independent contractors or employees. If they are employees, you should be recording the applicable payroll taxes.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director